

Mail Stop 3720

January 7, 2011

<u>Via U.S. Mail and Facsimile</u>
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr.Yue:

We issued comments to you on the above captioned filing(s) on December 6, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 14, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director